Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority

Municipal II
Re-election of Robert E. Connor
Class I to serve until 2012 		 53,806,374 		2,503,163
Re-election of William B. Ogden IV
Class I to serve until 2012 		 53,725,888		2,583,649
Re-election of Hans W. Kertess*
Class I to serve until 2012 		     11,601		        7

Messrs. Paul Belica, John C. Maney+, James A. Jacobson and R. Peter Sullivan, III continue to serve as Trustees of the Funds

* Preferred Shares Trustee
+ Interested Trustee